Exhibit 99.1

Date: 20/02/2009	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.

To:  All Canadian Securities Regulatory Authorities
        N Y S E

Subject: PROVIDENT ENERGY TRUST

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	19/03/2009
Record Date for Voting (if applicable) :	19/03/2009
Meeting Date :	07/05/2009
Meeting Location (if available) :	Calgary, AB

Voting Security Details:

Description	CUSIP Number	ISIN
TRUST UNITS	74386K104	CA74386K1049

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for PROVIDENT ENERGY TRUST